CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ENERGY FOCUS, INC.
Pursuant to Section 242 of the
General Corporation Law of the State of Delaware
Energy Focus, Inc. (hereinafter called the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:
Resolutions were duly adopted by the Board of Directors of the Company pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth the amendment to the Certificate of Incorporation of the Company, as amended, and declaring said amendment to be advisable. The stockholders of the Company duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolutions setting forth the amendment are as follows:
RESOLVED, that paragraph (A) of Article IV of the Certificate of Incorporation of the Company, as amended, be and hereby is deleted in its entirety and the following paragraph is inserted in lieu thereof:
“(A) The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Fifty-Five Million (55,000,000) shares, each with a par value of $0.0001 per share. Fifty Million (50,000,000) shares shall be Common Stock and Five Million (5,000,000) shares shall be Preferred Stock.”
Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), the shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified into a different number of shares of Common Stock (the “New Common Stock”) such that each seven shares of Old Common Stock shall, at the Effective Time, be automatically reclassified into one share of New Common Stock. From and after the Effective Time, certificates representing shares of Old Common Stock shall represent the number of whole shares of New Common Stock into which such shares of Old Common Stock shall have been reclassified pursuant to the immediately preceding sentence. No fractional shares of Common Stock shall be issued as a result of such reclassification. All shares of New Common Stock (including fractions thereof) issuable at the Effective Time to a given holder shall be aggregated for purposes of determining whether such would result in the issuance of any fractional share. If, after the aforementioned aggregation, such would result in the issuance of a fraction of a share of New Common Stock, in lieu of receiving any such fractional share, the holder (other than with respect to shares of New Common Stock held by the Corporation as treasury stock) otherwise entitled to such fraction will be entitled to receive a sum in cash (without interest) equal to, as the Corporation may determine, either (a) the holder’s proportionate interest in the proceeds, net of selling costs not paid and satisfied by the Corporation, from the aggregation and sale of the fractional shares by the transfer agent for the New Common Stock or (b) the closing price of the Old Common Stock on The Nasdaq Stock Market LLC (or the principal market upon which the Old Common Stock is trading) on the trading day immediately prior to the Effective Time, as adjusted by the ratio of one share of New Common Stock for every seven shares of Old Common Stock, multiplied by the applicable fraction of a share of New Common Stock.
This Certificate of Amendment shall become effective as of June 16, 2023 at 5:00 p.m. Eastern Time.
IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 15th Day of June, 2023.
ENERGY FOCUS, INC.

By: /s/ Lesley A. Matt
Lesley A. Matt, Chief Executive Officer